Dated August 18, 2010	Filed Pursuant to Rule 433 Registration No. 333-166404

Issuer Free Writing Prospectus (Relating to the Preliminary Prospectus Supplement dated August 16, 2010 and the Prospectus dated May 11, 2010)
MannKind Corporation
Common Stock
The information in this pricing term sheet supplements MannKind Corporation’s preliminary prospectus supplement, dated August 16, 2010 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “we,” “us,” and “our” in this pricing term sheet mean MannKind Corporation.

Issuer:	MannKind Corporation (Nasdaq: MNKD)

Securities offered:	9,000,000 shares of common stock

Offering price:	$5.55

Nasdaq closing price on August 18, 2010:	$5.97

Trade date:	August 18, 2010

Settlement date:	August 24, 2010

Underwriter:	BofA Merrill Lynch

Shares of common stock outstanding immediately following this offering:	122,674,221 shares of common stock, based upon 113,674,221 shares of our common stock outstanding as of June 30, 2010 and excluding, as of that date:

	•	6,210,883 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $7.23 per share;
	•	3,046,559 shares of common stock issuable upon the settlement of outstanding restricted stock units;
	•	5,117,523 shares of common stock issuable upon the conversion of our outstanding 3.75% senior convertible notes due 2013 at a conversion price of approximately $22.47 per share and up to 1,484,064 shares issuable as make-whole premiums if the notes are converted in connection with certain fundamental changes;
	•	2,882,873 shares of common stock reserved for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $12.23 per share; and
	•	8,295,091 shares of common stock available for future grant under our 2004 equity incentive plan, 2004 non-employee directors’ stock option plan and 2004 employee stock purchase plan.

The warrants to purchase up to 2,882,873 shares of common stock set forth above subsequently expired in August 2010. The number of shares of common stock to be outstanding immediately after this offering also does not give effect to the transactions contemplated by our previously disclosed common stock purchase agreements between us and Seaside 88, LP and between us and The Mann Group LLC, or the conversion of any convertible notes we may sell in the concurrent offering described below.

Share lending agreement:	The shares of our common stock being offered are shares that we are loaning to Bank of America, N.A., which we refer to as the “share borrower” and which is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”), the underwriter for this offering. The shares are being loaned pursuant to a share lending agreement between us and the share borrower. We have been informed by Merrill Lynch that it, or its affiliates, intend to use the short position created by the share loan and the short sales of the borrowed shares effected in this offering for purposes reasonably designed to facilitate transactions by which investors in our convertible note offering may hedge their investments through short sales or privately negotiated derivative transactions.

Concurrent offering:	Concurrently with this offering of shares of common stock, we are offering $100 million aggregate principal amount of our 5.75% Senior Convertible Notes due 2015 by means of a separate and confidential offering memorandum. We have has also granted the initial purchasers in the concurrent convertible note offering an option, exercisable up to 13 days after the closing of the offering, to purchase up to an additional $10 million aggregate principal amount of the convertible notes solely to cover overallotments, if any. The convertible notes will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The delivery of the shares of common stock in this offering is contingent upon the closing of the concurrent offering of our convertible notes, and the closing of the offering of our convertible notes is contingent upon the delivery by us of the borrowed shares pursuant to the share lending agreement with the share borrower.

Use of proceeds:	We will not receive any proceeds from the sale of the shares of common stock in this offering, but we will receive a nominal one-time lending fee of $0.01 per share from the share borrower for the use of the shares. The share borrower or its affiliates will receive all the proceeds from the sale of the borrowed shares.
We have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and the other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. You may also access the preliminary prospectus supplement and accompanying prospectus related to the offering by clicking on the following link: http://www.sec.gov/Archives/edgar/data/899460/000095012310078077/v57050b5e424b5.htm
Alternatively, we, the underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the prospectus if you request it by calling toll-free BofA Merrill Lynch at 866-500-5408.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.